July 25, 2012

Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

101 F Street, NE

Washington, DC 20549

Attention:	Kathryn McHale, Attorney-Advisor

Re:	Enova International, Inc.
Registration Statement on Form S-1(File No. 333-176844)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Enova International, Inc. (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-176844), together with all exhibits and the amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2011.

The Company has determined not to proceed with the public offering contemplated in the Registration Statement at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction, and the Registration Statement was not declared effective by the Commission. The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, L. Steven Leshin of Hunton & Williams LLP, at (214) 468-3348.

Sincerely,

Enova International, Inc.

By:	/s/ Timothy S. Ho
Timothy S. Ho
President and Chief Executive Officer